Filed Pursuant To Rule 433

Registration No. 333-139016

January 11, 2008

AUDIO PODCAST TRANSCRIPT

Gold Bull Market Built on Five Strong Fundamental Pillars

Date January 10, 2008

ResourceInvestor.com

(http://www.resourceinvestor.com/pebble.asp?relid=39408)

St. LOUIS (ResourceInvestor.com) — Resource Investor speaks with George Milling-Stanley of the World Gold Council about the driving forces behind these surging gold prices.

RESOURCE INVESTOR: This is Jon Nones, Deputy Editor of Resource Investor here today speaking with George Milling-Stanley, Manager of Investment and Market Intelligence at the World Gold Council, a non-for-profit association formed by the world’s leading gold producers. Welcome to Resource Investor Podcasts, George.

GEORGE MILLING-STANLEY: Thank you for inviting me on, Jon.

RESOURCE INVESTOR: It’s been quite a year so far for gold. First the all-time high of $850 is broken after 28 long years. Now gold is trading at about $25 above that. What has caused this incredible rally of late?

GEORGE MILLING-STANLEY: Well, I guess I would date the current bull market a little bit longer than just a couple of months ago. Gold was on a down-turn from 1980 to 1999; it took it all the way down to about $250 an ounce. It bounced around that kind of level for a couple of years. This bull market began in April of 2001 when the price was down at $255. So we’ve increased somewhat more than three-fold.

I think there are five main reasons why we’ve been going up the last few years and, for what it’s worth, all of these are still with us and looking stronger than before.

The first would be with any commodity market, you look at the internal market dynamics, the balance between supply and demand. The supply is not going up. If anything, it’s declining. The demand seems to be increasing even in the face of higher prices. That’s been the story of the last 6, 7 years. We hope that that will continue and it’s happening in all prices. So that’s got to be one good point.

The second thing is that around about the time the bull market began back in 2001, the dollar went into long-term secular decline. Most authoritative commentators believe it will continue to decline. That’s been good for gold and will continue to be.

Inflation, related to the weakening dollar, but nevertheless, important enough to be considered as a separate element. Traditionally, inflation has been good for gold. Investors are worried about inflation and they’re getting more worried all the time. That’s also been good.

Equities have spent 6, 7 years getting back to where they were. They managed to get back up to those levels of 2000 last year, but then along came the sub-prime mortgage crisis and knocked some of the steam out of equities.

And finally, geopolitical tensions are worse now than they were in the early months of 2001 and continuing to get worse. So all the reasons why gold’s been in the bull market for 6, 7 years are still with us, and they’re all looking stronger than they did before, Jon.

RESOURCE INVESTOR: Now, back to geopolitical concerns. What impact do you think the assassination of Pakistan’s Benazir Bhutto have on the price?

GEORGE MILLING-STANLEY: I think it was one element in what was already a pretty nasty looking picture. When I talk about political tensions and date back to 2001, I’m not just thinking of 9/11 and the awful things that happened in the United States. I’m thinking of the fact that there seem to be intractable problems in many different countries of the world, not least in Pakistan. That’s really just one extra problem. We don’t seem to know what the problems are, let alone identifying and implementing the solutions. And until we do, that’s liable to be beneficial to gold prices.

RESOURCE INVESTOR: So, do you think the tensions in Iran and Iraq, for that matter, have contributed somewhat to the upswing?

GEORGE MILLING-STANLEY: I think they’ve been part of an extremely favourable mix for gold prices, yes, that’s absolutely true. I think geopolitical tensions, as I say, the economic problems, the dollar, inflation and so forth, all of this has been extremely favourable for gold. Some people talk about a perfect storm. I might be prepared to accept that as a thesis when we get to a new all-time high in real terms, which will be somewhere above $2,200 an ounce. But I don’t know when that’s going to be.

RESOURCE INVESTOR: Now gold had a very impressive year last year, up 31.5%. Now, do you foresee 2008 continuing this trend? Do you see possibly just as good returns this year?

GEORGE MILLING-STANLEY: Look, I can’t give you a specific price forecast. I’m an employee of a, what is essentially a, trade association. The anti-trust authorities would be upset with me if I did. But all of the gold market analysts that I respect tell me that the price is going up this year, and will probably continue to go up. I look at a market that is based on five pretty strong fundamental pillars over the last few years, and, as I say, all of those are still very strong, looking stronger. So, I’m pretty confident that most of my friends in the analyst community will not be disappointed with their forecasts.

RESOURCE INVESTOR: Great. Now onto the StreetTracks Gold Shares ETF [NYSE:GLD], brought about by the World Gold Council. The exchange trade of funds surged 39% last year to a record 628 tonnes. Now the eighth largest holder of gold bullion behind number seven, Japan. Do you foresee this type of demand strength continuing?

GEORGE MILLING-STANLEY: Look, we’ve obviously been very encouraged by the response to GLD since we launched it just three-and-a-bit years ago. I think we’re now up to 639 tonnes, with more creates last night. It’s quite clear that providing investors with easier access to the gold market has been something they wanted. It’s what they told us we wanted when we surveyed them before we brought this product to market. And quite clearly they’ve responded by buying it to the tune of somewhere over $17 billion dollars in just three years and change. But we’re not yet; I don’t think we’re encountering the problem of tail wagging the dog.

If you look at gold demand in total in the three years since we brought GLD to market, in November of ‘04, all of the gold ETFs in the world have accounted for something under 10% of each average year’s end consumption. So, it’s important in the gold context, yes. It’s a useful addition to what’s been going on in the gold world, but gold is still primarily consumed in the form of jewellery. Gold used in industrial applications is still an important end use, and of course other investment in gold through bars and coins and the other traditional ways is also still important. We’re just one part of a mix there.

RESOURCE INVESTOR: So some have speculated that gold ETFs have taken away investment demand in mining shares. Do you see any truth in this?

GEORGE MILLING-STANLEY: I was concerned in the period when we were developing the gold ETF. I was concerned that this might the case, and our members said to us, “Look, we will be, we will take responsibility for what happens to our share prices. You take care of developing a new gold ETF and you go ahead and don’t worry about any possible cannibalization.” I’m not hearing reports of any cannibalization at all. There may well have been some, either from gold mining equities or from the traditional bars and coins, in this country at any rate. But I’m not hearing stories of this happening in a big way.

Basically what, when we were trying to put this product together we talked to people who did not invest in gold at all. They have no exposure to the gold price. And we asked them why. They said it was complicated; it was costly; it was cumbersome. So we took the friction out of that by developing the gold ETF. We focused all of our marketing and so did State Street, our marketing agent. We focused all of our marketing on people who had no exposure to gold and I think that they have been the principle buyers. I don’t believe that the share prices of gold mining companies have suffered and I don’t believe that there has been much in the way of suffering from the traditional forms of investing in gold in bars and coins, either.

RESOURCE INVESTOR: Now, gold shares from companies haven’t quite caught up to the surge that gold price has had recently. Do you foresee this maybe catching up - foresee shares catching up possibly in 2008?

GEORGE MILLING-STANLEY: You know what? When the bull market started back in April of 2001, all the talk was the fact that the gold mining equities were outperforming the increase in the gold bullion price. Now, all of a sudden, people are saying, “Well, you know gold bullion is outperforming the equities.” Basically, these things do not run in tandem one to one. One is generally outstripping the other. One is generally lagging the other. At the moment, it looks to me as if gold mining equities’ share performance is lagging a little bit behind the bullion and therefore behind the ETF, which has a 1:1 relationship. But I don’t know what’s going to be happening in the future.

Typically, gold mining equities will lead a rally in the whole gold complex. They certainly did that in 2001 and 2002, they are no longer leading. We just have to wait and see what happens. But it’s not a case that you shouldn’t just focus on the last year or so, you should look at the whole bull market all the way back to 2001.

RESOURCE INVESTOR: Sure. Well, I thank you for your time. That’s all the questions I have for you today. Once again, we’re speaking with George Milling-Stanley of the World Gold Council. Have a great day, George. Thanks a lot for talking to me.

GEORGE MILLING-STANLEY: Thank you, Jon, and thanks to Resource Investor for the chance to talk to you people.

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